UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Mawson Infrastructure Group Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

57778N307

(CUSIP Number)

Rahul Mewawalla

C/O Mawson Infrastructure Group Inc.

950 Railroad Avenue

Midland, Pennsylvania 15059

(412) 515-0896

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 57778N307	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Rahul Mewawalla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,908,892
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,908,892
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,908,892
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%(1)
14	TYPE OF REPORTING PERSON IN

(1)	All ownership percentages in this schedule are calculated based on an aggregate of 17,518,483 shares of Common Stock, par value $0.001 per share of Mawson Infrastructure Group Inc. (the “Issuer”) outstanding as set forth in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 15, 2024 (the “Form 10-Q”).

Item 1. Security and Issuer.

This Schedule 13D (this “Statement”) relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Mawson Infrastructure Group Inc. (the “Issuer”). The principal executive office of the Issuer is located at 950 Railroad Avenue, Midland, Pennsylvania 15059.

Item 2. Identity and Background.

(a) This Statement is being filed on behalf of Rahul Mewawalla (the “Reporting Person”).

(b) The business address of the Reporting Persons is c/o Mawson Infrastructure Group Inc. , 950 Railroad Avenue, Midland, Pennsylvania 15059.

(c) The Reporting Person is a Director, and the Chief Executive Officer and President, of the Issuer.

(d)–(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On July 1, 2024, the Reporting Person was issued 1,801,153 restricted stock units, which vested the same day, and the Reporting Person received 1,035,120 shares of Common Stock after settlement of the restricted stock units and 766,033 shares of Common Stock withheld for taxes.

Item 4. Purpose of Transaction.

The Reporting Person does not have any present plans or proposals of the types set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, from time to time, acquire additional shares of Common Stock or dispose of all or a portion of the Common Stock that he beneficially owns, either in the open market or in privately negotiated transactions.

Item 5. Interest in Securities of the Issuer.

(a)	The Reporting Person beneficially owns an aggregate of 1,908,892 shares of Common Stock, which represents 10.9% of the outstanding shares of Common Stock based upon the 17,518,483 shares of Common Stock of the Issuer outstanding as set forth in the quarterly report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 15, 2024 (the “Form 10-Q”).

(b)	The Reporting Person has the sole power to vote and to dispose of or direct the disposition of all 1,908,892 shares of Common Stock.

(c)	On July 1, 2024, the Reporting Person was issued 1,801,153 restricted stock units, which vested the same day, and the Reporting Person received 1,035,120 shares of Common Stock after settlement of the restricted stock units and 766,033 shares of Common Stock withheld for taxes.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2024	/s/ Rahul Mewawalla
Rahul Mewawalla

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